United States securities and exchange commission logo





                            July 10, 2021

       Scott Turicchi
       Chief Executive Officer
       Consensus Cloud Solutions, Inc.
       700 S. Flower Street, 15th Floor
       Los Angeles, CA 90017

                                                        Re: Consensus Cloud
Solutions, Inc.
                                                            Draft Registration
Statement on Form 10-12B
                                                            Submitted June 14,
2021
                                                            CIK No. 0001866633

       Dear Mr. Turicchi:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 10-12B Submitted June 14, 2021

       Information Statement Summary
       Our Company, page 1

   1. Please describe the difference between the "global online fax space," the "global Web Fax space," and the "global
corporate cloud fax market." In addition, please provide your methodology and
resources for calculating your total addressable markets in
                                                        fax, healthcare
interoperability, and the two combined. In this regard, we note that you consider the
addressable fax market to be $2 billion and the addressable healthcare interoperability market
to be over $10 billion, but your total addressable market is $11 billion. Please advise.
 Scott Turicchi
Consensus Cloud Solutions, Inc.
July 10, 2021
Page 2
2. We note your disclosure that healthcare is your largest industry vertical. Please disclose what percentage of your revenue comes from the healthcare industry vertical.
Our Industry, page 2

3. You state that in "the next few years, industry analysts expect online fax to grow at 6% to
         8% per annum." Please provide a source for this estimate and the methodology and assumptions underlying it.
Our Strengths, page 3

4. Please describe your basis for the claim that you transmit "more documents each year than any other player in the broader secure document transmission solutions space." In addition, we note your disclosure that you will become an "early leader" in the healthcare interoperability space. Please balance this disclosure by describing the current status of your healthcare interoperability business. We note your disclosure on page 73 that the
         "Consensus Unite interoperability platform launched in the second quarter of 2020 and, while we have experienced strong traction and growth, today still represents a small portion of our revenue. We expect to generate $3 million of Interoperability revenue in
         2021, or approximately 0.9% of our total revenue."
Risk Factors, page 11

5. Please provide risk factor disclosure that address the challenges to developing and providing healthcare interoperability solutions. Disclose the particular challenges the company faces, the competitive landscape, and the percentage of revenues generated from
         the company   s recently launched healthcare interoperability
products.
Unaudited Pro Forma Combined Financial Statements, page 45

6. On pages 1 and 66 you make reference to pro forma adjusted EBITDA for the year ended
         December 31, 2020. If you present an Adjusted EBITDA measure in your filing, please revise to identify it as a non-GAAP measure and provide the disclosures required by Item
         10(e) of Regulation S-X.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 51

7. We note that your prospectus includes general disclosures about COVID-19 and its impact. Please revise here or elsewhere to disclose the specific impacts, both positive and negative, that COVID-19 has had on your operations and relevant metrics, including a
FirstName LastNameScott Turicchi
       description of any known trends and uncertainties that have had, or that you reasonably
Comapany    NameConsensus
       expect                Cloud impact
               will have, a material Solutions, Inc.
                                            on revenue or results of
operations. Refer to CF
July 10,Disclosure
         2021 PageGuidance:
                     2        Topic No. 9A for additional guidance.
FirstName LastName
 Scott Turicchi
FirstName
Consensus LastNameScott
           Cloud Solutions,Turicchi
                            Inc.
Comapany
July       NameConsensus Cloud Solutions, Inc.
     10, 2021
July 10,
Page  3 2021 Page 3
FirstName LastName
Cloud Services Performance Metrics, page 52

8. Please revise to provide greater context explaining how you anticipate that these metrics would be impacted by the exclusion of the B2B backup, cybersecurity and SMB enablement businesses which are expected to be retained by J2 Global, Inc. following the internal reorganization and spin-off.
9. Footnote 1 on page 53 makes reference to quarterly and monthly ARPU but you appear to be presenting ARPU for the entire year. Similarly, the metric title on page 52 makes reference to Cloud Business Customers but your description in footnote 2 references
         Cloud Services customers. It is unclear if Cloud Business customers are the same as Cloud
         Services customers. Please revise your disclosures to more clearly describe what this metric represents and how it is calculated.
10. It appears that your cancel rate for small and medium businesses and individual Cloud
         Services customers excludes cancellations by customers with less than four months of continuous service. If true, please revise to explain why you treat enterprise Cloud
         Services customers differently from small and medium businesses and individual Cloud
         Services customers for purposes of calculating this metric. Please tell us if you track your cancellation rate for small and medium business and individual Cloud Services customers separate from enterprise Cloud Services customers. If so, please tell us what consideration you gave to disclosing those rates separately.
11. Please revise to clarify what is meant by "number-based" and "non-number-based"
         revenues.
Results of Operations, page 53

12. Please revise your discussion of results of operations throughout to include a more fulsome discussion of the factors impacting changes in each line item during the periods presented, with quantification where possible. For example, your discussion of revenues should quantify the impact of acquisitions separate from organic growth for each period presented. You should also quantify any significant declines in revenues streams during the periods presented and explain the reasons for those changes. Please refer to Item
         303(a)(3) of Regulation S-K.
Non-Operating Income and Expenses, page 56

13. Please revise to explain what caused the significant increase in income due to currency exchange gains during 2020 as compared to 2019.
Business, page 66

14. It is unclear if the information you provide in this section is intended to pertain to
         Consensus or the Historical Cloud Services business. For example, your key performance indicators by product on page 70 provides revenue information for Consensus on a pro
 Scott Turicchi
FirstName
Consensus LastNameScott
           Cloud Solutions,Turicchi
                            Inc.
Comapany
July       NameConsensus Cloud Solutions, Inc.
     10, 2021
July 10,
Page  4 2021 Page 4
FirstName LastName
         forma basis. However, on page 71, you reference SMB accounts which appear to be part of the Historical Cloud Services businesses that will remain with J2 Global, Inc. You also reference pro forma research, development and engineering expenditures of $24.8 million for the year ended December 31, 2020, but those amounts are consistent with the historical financial statements for J2 Cloud Services, LLC rather than the Consensus pro forma combined statement of income on page 48. Please revise throughout accordingly.

Our Industry, page 69

15. You disclose that "In a recent survey conducted by tigerconnect, physicians recognize the need for improvement in interoperability with 61% claiming the greatest need today is improving routine processes in clinical practice." Please provide the date for the survey and its methodology, and explain the link between "improving routine processes" and interoperability.
Our Products and Solutions, page 69

16. Please revise to clarify if Consensus Signal is sold as a standalone product or part of the Consensus Unite healthcare interoperability platform. Please also revise to disclose the extent to which you have generated revenues during the periods presented from the recent launches of jsign and Consensus Signal.
Key Performance Indicators by Product, page 70

17. Please revise to define the term "SoHo" here since this appears to be the first place you use the term in the filing. We note your definition on page 73. Please also revise to explain how you calculate monthly churn. Finally, please revise so that the columns are presented in a consistent chronological manner from left to right throughout the filing.
18. Please explain how "Average Revenue per Account" and "Net Adds" are calculated and disclose how the Key Performance Indicators are used to analyze your performance.
         Please also clarify whether "Average Revenue per Account" is the same as "average revenue per user" discussed on page 71.
Our Strengths, page 71

19. We note your disclosure that your "net enterprise customer retention has been 98.2% over the last 2 years." Please describe how net enterprise customer retention is calculated.
Executive Compensation
2020 Grants of Plan-Based Awards Table, page 84

20. Please update the footnotes as necessary to indicate whether the named executive officers are deemed to satisfy the employment conditions of their restricted stock awards if they are employed at Consensus rather than J2 Global.
 Scott Turicchi
Consensus Cloud Solutions, Inc.
July 10, 2021
Page 5
Audited Consolidated Financial Statements
2. Basis of Presentation and Summary of Significant Accounting Policies, page
F-8

21. In light of the significance of the operations that will be retained by J2 Global, Inc., please explain to us your consideration of providing audited historical financial statements and
      MD&A for the cloud fax business that will be spun-off.
22. Since agreements with related parties are not at arms length, please revise to disclose management's estimate of what the expenses (other than income taxes and interest) would have been on a stand alone basis. As a related matter, where an interest charge on intercompany debt has not been provided, please also revise to provide an analysis of intercompany accounts and average balances due to and from related parties for each income statement period presented. Refer to the interpretative responses to Questions 2 and 4 of SAB Topic 1:B.
3. Revenues, page F-17

23. Please supplementally tell us the amount of revenues generated from usage-based fees during the periods presented. If material, please revise to more clearly describe the performance obligation associated with these transactions and how you account for them.
        You may contact Lisa Etheredge, Senior Staff Accountant, at 202-551-3424 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at 202-551-4969 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



                                                              Sincerely,
FirstName LastNameScott Turicchi
                                                              Division of
Corporation Finance
Comapany NameConsensus Cloud Solutions, Inc.
                                                              Office of
Technology
July 10, 2021 Page 5
cc:       Stewart L. McDowell
FirstName LastName